Exhibit 21.1

Subsidiaries of Shift4 Payments, Inc.

Pursuant to Item 601(b)(21) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”), we have omitted certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Securities Act).

Legal Name	State or Other Jurisdiction of Incorporation or Organization

Shift4 Payments, LLC	Delaware

Future POS, LLC	Pennsylvania

Harbortouch Financial, LLC	Pennsylvania

Harbortouch Lithuania, UAB	Lithuania

Independent Resources Network, LLC	New York

Merchant Link, LLC	Delaware

MSI Merchant Services Holdings, LLC	New Jersey

POSiTouch, LLC	Rhode Island

Restaurant Manager, LLC	Delaware

Shift4 Corporation	Nevada